SOLICITORS AND INTERNATIONAL LAWYERS

12TH FLOOR GLOUCESTER TOWER | THE LANDMARK | 15 QUEEN’S ROAD CENTRAL | HONG KONG

香港 | 中环 | 皇后大道中十五号 | 置地广场 | 告罗士打大厦十二楼

WWW.SHEARMAN.COM | TELEPHONE 电话 +852.2978.8000 | FACSIMILE 传真 +852.2978.8099

PARTNERS
Matthew D. Bersani	Colin Law
Sidharth Bhasin	Kyungwon Lee
Lorna Xin Chen	Paul Strecker
Peter C.M. Chen	Shuang Zhao

VIA EDGAR	November 6, 2013

Re:                         Simcere Pharmaceutical Group

Amendment No. 1 to Schedule 13E-3

Filed on October 23, 2013 by Simcere Pharmaceutical Group, Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Hony Capital II, L.P., Hony Capital II GP Limited, Right Lane Limited, Premier Praise Limited, Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Hony Capital Fund V GP Limited, King View Development International Limited, Trustbridge Partners II, L.P., TB Partners GP2, L.P., TB Partners GP Limited, Fosun Industrial Co., Limited, Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., Shanghai Fosun High Technology (Group) Co., Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd. and Mr, Guangchang Guo File No. 005-83690

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of Simcere Pharmaceutical Group, a Cayman Islands exempted company with limited liability (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of Securities and Exchange Commission contained in its letter of October 31, 2013 with respect to the Amendment No. 1 to the Schedule 13E-3, File No. 005-83690 (“Schedule 13E-3”) filed on October 23, 2013 by the Company and the other filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Schedule 13E-3 Amendment and the Revised Proxy Statement indicating changes against the Amendment No. 1 to Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13E-3 Amendment and the Revised Proxy Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  NEW YORK  |  PALO ALTO
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Simcere Holding Limited, Simcere Acquisition Limited, Mr. Jinsheng Ren, New Good Management Limited, Mr. Hongquan Liu, Assure Ahead Investments Limited, Hony Capital II, L.P., Hony Capital II GP Limited, Right Lane Limited, Premier Praise Limited, Hony Capital Fund V, L.P., Hony Capital Fund V GP, L.P., Hony Capital Fund V GP Limited, Hony Capital Fund V GP Limited, King View Development International Limited, Trustbridge Partners II, L.P., TB Partners GP2, L.P., TB Partners GP Limited, Fosun Industrial Co., Limited, Shanghai Fosun Pharmaceuticals (Group) Co., Ltd., Shanghai Fosun High Technology (Group) Co., Ltd., Fosun International Limited, Fosun Holdings Limited, Fosun International Holdings Ltd. and Mr, Guangchang Guo, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment in response to the Staff’s comments.

* * *

Amended Schedule 13E-3

1.                                      We note your response to prior comment 2. Please tell us why Mr. John Huan Zhao is not an affiliate engaged, directly or indirectly, in the going private transaction.

The buyer group respectfully submits that Mr. John Huan Zhao (“Mr. Zhao”) is not an affiliate who is engaged, directly or indirectly, in the going private transaction. Mr. Zhao is a director of the Company but is not a member of the Company’s management. Although Mr. Zhao may be deemed an affiliate of the Company due to his status as a director, he is not personally engaged, directly or indirectly, in the going private transaction in his capacity as a director or otherwise. Mr. Zhao holds 50,000 Restricted Shares of the Company, which he previously received as director compensation in the ordinary course of business of the Company, but his shares are not included in the buyer group shares to be rolled over in the transaction and his shares will be cashed out in the merger on the same basis as the unaffiliated shareholders’ shares. In addition, Mr. Zhao will not beneficially hold any equity interest in the surviving company following the merger. Therefore, the buyer group respectfully submits that Mr. Zhao is not an affiliate engaged, directly or indirectly, in the going private transaction by reason of his relationship with Company under the Staff’s guidance contained in Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

Mr. Zhao is a director of Hony Capital II GP Ltd., the general partner of Hony Capital II, L.P., a private equity fund which wholly owns Assure Ahead Investments Limited, which owns 17,924,692 shares of the Company and is a member of the buyer group participating in the transaction. Mr. Zhao is not an officer or director of Right Lane Limited, which owns 1,852,694 shares and also is a member of the buyer group participating in the transaction. Hony Capital II GP Ltd., Hony Capital II, L.P., Assure Ahead Investments Limited and Right Lane Limited are participating in the transaction by including the shares directly or indirectly held by them in the buyer group shares that will be rolled over in connection with the transaction, and they are all filing persons under the Schedule 13E-3. Mr. Zhao does not beneficially own any shares held by these parties. The buyer group respectfully submits that Mr. Zhao’s position with the Hony parties described above and their affiliates do not make him a participant, directly or indirectly, in the going private transaction and therefore he is not required to be a filing person under the Schedule 13E-3.

Revised Proxy Statement

Special Factors

Reasons for the Merger and Recommendation of the Special Committee, page 35

2.                                      Please disclose the substance of your response to prior comment 13.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 41 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 41

3.                                      We note the deletion made in response to prior comment 18. Please tell us the reason you deleted the referenced bullet point. Did the Buyer Group not consider that factor? If so, why was it included in the original proxy statement?

The buyer group respectfully advises the Staff that it is a statutory requirement under the Cayman Companies Law that a merger be subject to the approval of the shareholders representing at least two-thirds of the shares present and voting in person or by proxy as a single class at the shareholders’ meeting. In light of the Staff’s prior comment 18, the buyer group did not consider this statutory requirement to be a significant factor in determining the fairness of the proposed merger to the Company’s unaffiliated shareholders and unaffiliated ADS holders and accordingly the bullet was removed from the Revised Proxy Statement.

Certain Financial Projections, page 44

4.                                      We reissue prior comment 20. We do not believe your disclosure of financial projections is made pursuant to Item 1015 of Regulation M-A and we note that the projections were prepared by the company management and shared with the financial advisor.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 47 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 47

5.                                      We reissue the first sentence of prior comment 23. To the extent that the revised disclosure was intended to comply with our comment, please quantify the unlevered free cash flows and the range of terminal values and disclose the amount of each adjustment listed.

In response to the Staff’s comment, the disclosure has been revised. Please refer to the updated disclosure on page 54 of the Revised Proxy Statement. Furthermore, the Company respectfully advises the Staff that in addition to the updated disclosure, it believes all other material and relevant financial metrics used by UBS in performing its discounted cash flow analysis have been disclosed in UBS’s August 28, 2013 presentation to the Company, publicly filed as Exhibit (c)-(2) to the Schedule 13E-3 previously filed on September 19, 2013.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2978-8038.

Very truly yours,

By:	/s/ Paul Strecker
Name:	Paul Strecker

cc:                                Ling Huang, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

W. Clayton Johnson, Esq. (Cleary Gottlieb Steen & Hamilton LLP)